UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-14843

CUSIP Number: 233269-10-9

NOTIFICATION OF LATE FILING

(Check one)    Form 10-K  ☒    Form 20-F  ☐    Form 11-K  ☐    Form 10-Q  ☐    Form 10-D  ☐     Form N-SAR  ☐ Form N-CSR  ☐

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

DPAC TECHNOLOGIES CORP.

Full Name of Registrant

Dense-Pac Microsystems, Inc.

Former Name if Applicable

5675 HUDSON INDUSTRIAL PARK

Address of Principal Executive Office (Street and Number)

HUDSON, OHIO 44236

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, Form 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant requires additional time to complete the audit of its financial statements for the year ended December 31, 2009 and expects to be unable to file the Form 10-K within the prescribed time period, and such inability could not be eliminated without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen J. Vukadinovich	(800)	553-1170
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With respect to the year ended December 31, 2009, the Company is in the process of an analysis with respect to the value of certain intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. The Company believes, preliminarily, that it is possible that there will be a material impairment as a result of this analysis, but is unable to quantify the magnitude of the impairment in advance of completion of this valuation. Any impairment that may be required to be recorded will be included in selling, general and administrative expenses with respect to the financial statements to be included with the Form 10-K for the year ended December 31, 2010 and may result in a significant change in results of operations from the 2008 fiscal year.

DPAC TECHNOLOGIES CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DPAC Technologies Corp.

Date: March 31, 2010

By:	/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich Chief Financial Officer & Secretary (Principal Financial and Accounting Officer)